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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                         Career Education Corporation
________________________________________________________________________________
                               (Name of Issuer)


                    common stock, par value $.01 per share
________________________________________________________________________________
                        (Title of Class of Securities)


                                 141665 10 9
        _______________________________________________________________
                                (CUSIP Number)

                   Charles P. Brissman, Esq. (312/441-6798)
  Heller Equity Capital Corporation, 500 W. Monroe St., Suite 1000, Chicago,
                                Illinois 60661
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 3, 1998
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 46 Pages
                           Exhibit Index on Page 12

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

-----------------------                                  ---------------------
 CUSIP NO. 141665 10 9               13D                  PAGE 2 OF 46 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       The Fuji Bank, Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5     not applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       Japan
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            none

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          none
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             none

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          none
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      none

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      BK
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 141665 10 9               13D                  PAGE 3 OF 46 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Fuji America Holdings, Inc. (36-4200926)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5     not applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       Delaware, United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            none

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          none
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             none

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          none
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      none

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC, CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 141665 10 9               13D                  PAGE 4 OF 46 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Heller Financial, Inc. (36-1208070)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5     not applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       Delaware, United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            none

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          none
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             none

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          none
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      none

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 141665 10 9               13D                  PAGE 5 OF 46 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Heller Equity Capital Corporation (13-3055750)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
       OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5     not applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       Delaware, United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,555,276

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          none
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,555,276

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          none
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,555,276

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
                          not applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      36.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 141665 10 9                                               Page 6 of 46


                            ADDENDUM TO COVER PAGES
                            -----------------------


          This Schedule 13D is filed by The Fuji Bank, Limited, a Japanese banking corporation ("Fuji"), Fuji America Holdings, Inc., a Delaware corporation which is a wholly-owned subsidiary of Fuji ("FAHI"), Heller Financial, Inc., a Delaware corporation which is a wholly-owned subsidiary of FAHI ("HFI"), and Heller Equity Capital Corporation, a Delaware corporation which is a wholly-owned subsidiary of HFI ("HECC"). On February 3, 1998, Career Education Corporation, a Delaware corporation of which HECC was the majority stockholder (the "Company"), consummated an initial public offering (the "IPO") of its common stock, par value $.01 per share (the "Common Stock"). In connection with the consummation of this offering, the Company registered the Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended (the "Act"). Consequently, HECC now owns in excess of five percent of a class of equity security (the Common Stock) which is registered under Section 12 of the Act.

          Fuji, FAHI and HFI join HECC in filing this Schedule 13D solely because of their status as indirect parent companies (in the cases of Fuji and FAHI) and direct parent company (in the case of HFI) of HECC. Fuji, FAHI and HFI declare that the filing of this Schedule 13D is not an admission by Fuji, FAHI or HFI that it is the beneficial owner of any of the Company's securities for purposes of Sections 13(d) or 13(g) of the Act, and Fuji, FAHI and HFI expressly disclaim beneficial ownership of any of the Company's securities.

Item 1. Security and Issuer

          This Schedule 13D relates to the Common Stock. According to the final prospectus for the IPO, the Company's principal executive offices are located at 2800 West Higgins Road, Suite 790, Hoffman Estates, Illinois 60195.

Item 2. Identity and Background

          Fuji is a Japanese banking corporation engaged in the business of commercial banking. Its principal office in the United States is located at Two World Trade Center, New York, New York 10048. FAHI is a Delaware corporation formed by Fuji as a holding company to own HFI and other affiliates of Fuji.
Its principal office is located at 500 West Monroe Street, Suite 1000, Chicago, Illinois 60661. HFI is a Delaware corporation engaged in various aspects of the commercial finance business. Its principal office is located at 500 West Monroe Street, Suite 1000, Chicago, Illinois 60661. HECC is a Delaware corporation and a "small business investment company" licensed by the Small Business Administration under the Small Business Investment Act of 1958, as amended. Its principal office is located at 500 West Monroe Street, Suite 1000, Chicago, Illinois 60661. The name, principal occupation and citizenship of each director and executive officer of FAHI, HFI and HECC are set forth on Exhibit 1. The business address of each such individual is in care of HECC, 500 West Monroe Street, Suite 1000, Chicago, Illinois 60661.

CUSIP No. 141665 10 9                                               Page 7 of 46


          During the last five years, none of Fuji, FAHI, HFI or HECC has been convicted in a criminal proceeding. To the knowledge of Fuji, FAHI, HFI and HECC, none of the individuals listed on Exhibit 1 has, during the last five years, been convicted in a criminal proceeding. During the last five years, none of Fuji, FAHI, HFI or HECC has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and none of Fuji, FAHI, HFI or HECC is currently subject to any such judgment, decree or final order. To the knowledge of Fuji, FAHI, HFI and HECC, none of the individuals listed on Exhibit 1 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and, to the knowledge of Fuji, FAHI, HFI and HECC, none of the individuals listed on Exhibit 1 is currently subject to any such judgment, decree or final order.

Item 3. Source and Amount of Funds or Other Consideration

          Prior to the consummation of the IPO, the Company's authorized capital stock consisted of four classes of common stock and three classes of preferred stock. None of these classes of was registered under Section 12 of the Act. HECC owned shares of two classes of the Company's common stock (as well as warrants to purchase shares of a third class of the Company's common stock) and two classes of the Company's preferred stock. In connection with the consummation of the IPO on February 3, 1998, (a) the Company amended its Amended and Restated Certificate of Incorporation to provide, among other things, for:

          (i) only two classes of authorized capital stock, the Common Stock and a new class of preferred stock;

          (ii) the conversion of all outstanding shares of the Company's common stock into shares of Common Stock at the rate of 9.376061 shares of Common Stock for each share of previously-outstanding common stock; and

          (iii) the conversion of all outstanding shares of the Company's preferred stock (including any cumulated or accrued paid-in-kind dividends thereon) into shares of Common Stock at a rate determined by dividing the liquidation value of such shares of preferred stock (including the liquidation value of any cumulated or accrued paid-in-kind dividends thereon) by $16.00 (the initial public offering price of Common Stock),

(b) all outstanding warrants (other than warrants held by a former lender to the Company) to purchase shares of the Company's previously-existing classes of common stock were exercised for shares of Common Stock and (c) HECC transferred 147,383 shares of Common Stock to certain of its former employees (the transactions described in (a), (b) and (c), collectively, the

CUSIP No. 141665 10 9                                               Page 8 of 46


"Transactions"). The Transactions resulted in HECC's owning 2,549,944 shares of Common Stock (the "HECC Shares"). HECC paid no separate consideration for the HECC Shares.

          In connection with the consummation of the IPO, the Company granted stock options (the "HECC Directors' Stock Options") to acquire 16,000 shares of Common Stock to Thomas B. Lally (with respect to 8,000 shares of Common Stock) and Patrick K. Pesch (also with respect to 8,000 shares of Common Stock), both of whom are executive officers of HECC and serve as directors of the Company, pursuant to the Company's 1998 Non-Employee Directors' Stock Option Plan. None of HECC, Mr. Lally and Mr. Pesch paid any separate consideration for the HECC Directors' Stock Options.

          The HECC Directors' Stock Options are exercisable with respect one-third of the underlying shares of Common Stock on each of the date of grant (January 28, 1998) and the first two anniversaries thereof. If exercised, the HECC Directors' Stock Options will be exercised for the benefit of HECC. The 2,555,276 shares of Common Stock reported in this Schedule 13D as beneficially owned by HECC include the HECC Shares and 5,332 additional shares of Common Stock for which the HECC Directors' Stock Options are currently exercisable.

Item 4. Purpose of Transaction

          HECC has acquired the HECC Shares for investment purposes, and may sell some or all of the HECC Shares from time to time in the future (subject to the terms of the Lock-Up Agreement (as defined in Item 6 below), the Registration Rights Agreement (as also defined in Item 6 below), if applicable, and applicable state and federal securities laws). None of Fuji, FAHI, HFI and HECC has any current plans which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company (except as provided for in the Board Representation Agreement (as defined in Item 6 below)); (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

          (a) According to the final prospectus for the IPO, the Company had 6,666,358 outstanding shares of Common Stock on January 28, 1998; however, the Company has informed HECC that the underwriters of the IPO exercised in full their over-allotment option for 427,500 shares of Common Stock on February 3, 1998. Consequently, HECC believes that the Company

CUSIP No. 141665 10 9                                               Page 9 of 46


now has 7,093,858 outstanding shares of Common Stock. Assuming full exercise, for the benefit of HECC, of the HECC Directors' Stock Options which are currently exercisable (which results in HECC's acquiring 5,332 additional shares of Common Stock), HECC beneficially owns 2,555,276 shares of Common Stock, or 36.0% of the outstanding Common Stock.

          (b) Assuming full exercise, for the benefit of HECC, of the HECC Directors' Stock Options which are currently exercisable (which results in HECC's acquiring 5,332 additional shares of Common Stock), HECC has the sole power to vote or to direct the vote of, and the sole power to dispose of or to direct the disposition of, 2,555,276 shares of Common Stock.

          (c) Except as described in Item 3 above, none of Fuji, FAHI, HFI and HECC has effected any transactions in the Common Stock during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer

          HECC and the Company are parties to a letter agreement, dated January 27, 1998 (the "Board Representation Agreement"), which entitles HECC to designate two individuals for nomination to the Company's Board of Directors. Mr. Lally and Mr. Pesch are HECC's initial designees pursuant to the Board Representation Agreement, and they currently serve as directors of the Company. Pursuant to the Board Representation Agreement, the Company has agreed to solicit proxies from the Company's stockholders to vote in favor of such designees, and to appoint such designees to the Compensation and Audit Committees of the Company's Board of Directors. The number of designees will be reduced to one if HECC no longer owns at least 25% of the aggregate voting power of the Company. The Board Representation Agreement terminates if HECC no longer owns at least 10% of the aggregate voting power of the Company. A copy of the Board Representation Agreement is attached as Exhibit 2, and is incorporated by reference into this Item 6.

          HECC and the Company are also parties to that certain Registration Rights Agreement, dated as of February 3, 1998 (the "Registration Rights Agreement"), which entitles HECC, subject to certain exceptions, to demand that the Company register shares of Common Stock held by HECC on up to three occasions and to cause the Company to register such shares in any registration by the Company for the Company's own account or for the account of other security holders. In addition, at any time that the Company is eligible to use Securities and Exchange Commission Form S-3 for registration of securities, the Registration Rights Agreement entitles HECC, subject to certain exceptions, to cause the Company to register shares of Common Stock held by HECC on a registration statement on Form S-3. The HECC Shares and any shares of Common Stock acquired by HECC as a result of the exercise, for HECC's benefit, of the HECC Directors' Stock Options are covered by the Registration Rights Agreement. A copy of

CUSIP No. 141665 10 9                                              Page 10 of 46


the Registration Rights Agreement is attached as Exhibit 3, and is incorporated by reference into this Item 6.

          In connection with the consummation of the IPO, HECC executed a letter agreement, dated January 23, 1998 (the "Lock-Up Agreement"), in favor of the Company and Credit Suisse First Boston Corporation and Smith Barney Inc., as representatives of the underwriters of the IPO. Pursuant to the Lock-Up Agreement, HECC has agreed, subject to certain exceptions, not to effect any transactions in the Common Stock for a period of 180 days from February 3, 1998 (the date of the final prospectus for the IPO) without the prior written consent of Credit Suisse First Boston Corporation. A copy of the Lock-Up Agreement is attached as Exhibit 4, and is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

     Exhibit 1: Directors and Executive Officers of FAHI, HFI and HECC

     Exhibit 2: Letter Agreement, dated January 27, 1998, between HECC and the
                Company

     Exhibit 3: Registration Rights Agreement, dated as of February 3, 1998, between HECC and the Company

     Exhibit 4: Letter Agreement, dated January 23, 1998, by HECC in favor of the Company and Credit Suisse First Boston Corporation and Smith Barney Inc., as representatives

     Exhibit 5: Power of Attorney from The Fuji Bank, Limited


                            [signature page follows]

CUSIP No. 141665 10 9                                              Page 11 of 46



                                  SIGNATURES
                                  ----------


          After reasonable inquiry, and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 12, 1998                       THE FUJI BANK, LIMITED



                                        By: /s/ D.H. Snider
                                            --------------------------
                                             Debra H. Snider
                                             Attorney-in-Fact


                                        FUJI AMERICA HOLDINGS, INC.



                                         By: /s/ D.H. Snider
                                             --------------------------
                                             Debra H. Snider
                                             Secretary


                                        HELLER FINANCIAL, INC.



                                        By: /s/ D.H. Snider
                                            --------------------------
                                            Debra H. Snider
                                            Chief Administrative Officer and
                                             General Counsel

                                        HELLER EQUITY CAPITAL CORPORATION



                                        By: /s/ Patrick K. Pesch
                                            --------------------------
                                            Patrick K. Pesch
                                            Senior Vice President

CUSIP No. 141665 10 9                                              Page 12 of 46

                                 EXHIBIT INDEX
                                 -------------

                                                                                PAGE
                                                                                ----
Exhibit 1  Directors and Executive Officers of FAHI, HFI and HECC                13

Exhibit 2  Letter Agreement, dated January 27, 1998, between HECC and            20
           the Company

Exhibit 3  Registration Rights Agreement, dated as of February 3, 1998, between  24
           HECC and the Company

Exhibit 4  Letter Agreement, dated January 23, 1998, by HECC in favor of the     44
           Company and Credit Suisse First Boston Corporation and Smith Barney
           Inc., as representatives

Exhibit 5  Power of Attorney from The Fuji Bank, Limited                         46